Exhibit 99.1

CONTACT INFORMATION:

David Mutryn

Director of Investor Relations

703.502.7731

david_mutryn@sra.com

SRA Announces Financial Results for

Second Quarter of Fiscal Year 2010

•	Revenue $413 million
•	12% year over year organic growth
•	Diluted EPS $0.33
•	Raising guidance for Fiscal Year 2010

FAIRFAX, Va., Feb. 8, 2010 — SRA International, Inc. (NYSE: SRX), a leading provider of technology and strategic consulting services and solutions to government organizations and commercial clients, today announced operating results for the second quarter of fiscal year (FY) 2010, which ended December 31, 2009.

Revenue for the quarter was $413.5 million, up 12.0% from $369.3 million in the December 2008 quarter. All of the revenue growth was organic. Operating income for the quarter was $28.1 million, for an operating margin of 6.8%. Net income was $19.2 million, for a net margin of 4.6%. Diluted earnings per share (DEPS) for the quarter were $0.33.

SRA President and CEO Stan Sloane said, “We’re proud to report strong organic growth and continued improvement in cost management and execution. We are focused on making investments in business development to spur growth, and our backlog and pipeline of opportunities are robust.”

Executive Vice President and CFO Rick Nadeau added, “Given our solid results and business momentum we are raising our revenue and earnings guidance for fiscal year 2010.”

Operating income in the December quarter reflects a facility exit charge in the CRO business of approximately $1.7 million, and a charge of $1.9 million resulting from the resolution of arbitration related to our divestiture of the Futures business which we sold in September 2008. However, the effect of these items on earnings per share is largely offset by tax credits related to prior years, which reduce income tax expense in the period by approximately $1.8 million. While the restructuring charge and the Futures arbitration charge had an adverse effect on operating income, the total impact of these items including the tax credits was to reduce diluted earnings per share by approximately half a penny.

Contract Awards

SRA won new business in the second quarter with potential value of $412 million, if all option years are exercised. Year to date, SRA has won new business with a total potential value of $1.3 billion, for a book to bill ratio of 1.6. As of December 31, 2009, the company’s backlog of signed business orders was $4.4 billion, up 13% year-over-year, and the funded portion of backlog was $845 million.

Major highlights of competitive contract awards in the quarter include:

•

Food and Drug Administration (FDA). The company was awarded the Mission Accomplishment and Regulatory Compliance Services (MARCS) Integration Contract (MIC). The single-award indefinite delivery, indefinite quantity contract has a total ceiling value of $98 million over a five-year period of performance.

•

Department of Homeland Security, National Cyber Security Division (NCSD). The company won a contract to provide mission support to the NCSD, including activities required to improve information systems security across the entire federal government enterprise from software assurance, critical infrastructure protection and global supply chain security to cyber education, exercises and workforce development. The NCSD Mission Support Services contract totals $50 million for one base year plus four option years, if exercised.

•

Center for Disease Control and Prevention (CDC). The company was awarded a contract to provide program development, management and support for the National Center for Public Health Informatics, or NCPHI. The contract, which involves a series of 12 task areas, has an estimated value of $21 million over three years if all options are exercised. This award was originally announced in February 2009, but the award was subsequently protested. During the December quarter the protest was resolved in SRA’s favor.

Completion of PQA Acquisition

SRA completed the acquisition of Perrin Quarles Associates (PQA) on January 31, 2010. PQA is a privately held environmental consulting firm that specializes in environmental program development and implementation support for the public sector, with a major focus on air quality and climate change. The total purchase price was approximately $9 million.

Forward Guidance

The company is updating revenue and earnings guidance for Fiscal Year 2010 previously provided on November 4, 2009. The table below represents management’s current expectations about the company’s future financial performance, based on information available at this time. The forward guidance in this table does not include any effect for acquisitions or divestitures that SRA might make in the future. The guidance assumes that the FY 2010 diluted weighted-average shares outstanding is 57.4 million, excluding unvested restricted stock awards, and that the allocation of earnings to unvested restricted shares used in the calculation of diluted earnings per share is approximately 1.2% of net income.

Measure	Fiscal Year (FY) Ending June 30, 2010	Change from FY 2009 to 2010
Revenue	$1.63 billion to $1.665 billion	6% to 8%
Diluted earnings per share	$1.22 to $1.29	21% to 28%

Conference Call

SRA senior management will hold a conference call to discuss these operating results and forward guidance today at 5:00 PM Eastern. Interested parties may listen to the conference call by dialing 800-779-8164 (U.S./Canada) or 312-470-7006 (Other) with passcode 9186448. The conference call will be Webcast simultaneously through a link on the SRA Web site (www.sra.com). A replay of the conference call will be available approximately two hours after the conclusion of the call on February 8 through February 26 by dialing 800-839-4571 (U.S./Canada) or 203-369-4013 (Other) and entering passcode 1978.

About SRA International, Inc.

SRA and its subsidiaries are dedicated to solving complex problems of global significance for government organizations serving the national security, civil government and global health markets. Founded in 1978, the company and its subsidiaries have expertise in such areas as air surveillance and air traffic management; contract research organization (CRO) services; cyber security; disaster response planning; enterprise resource planning; environmental strategies; IT systems, infrastructure and managed services; logistics; public health preparedness; public safety; strategic management consulting; systems engineering; and wireless integration.

SRA and its subsidiaries employ more than 7,000 employees serving clients from its headquarters in Fairfax, Va., and offices around the world. For additional information on SRA, please visit www.sra.com.

Any statements in this press release about future expectations, plans, and prospects for SRA, including statements about the estimated value of the contract and work to be performed, and other statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements included in this press release represent our views as of February 8, 2010. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to February 8, 2010.

# # #

Condensed Consolidated Statements of Operations (Unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08

Revenue	$413,496	$369,323	$830,995	$761,678
Operating costs and expenses:
Cost of services (a)	312,700	275,090	630,240	570,555
Selling, general and administrative (a)	63,449	67,520	126,277	131,085
Depreciation and amortization	7,342	7,415	14,486	14,293
Sale of Constella Futures Holding, LLC	1,889	—	1,889	(1,939)
Acquired in-process research and development	—	(200)	—	900

Total operating costs and expenses	385,380	349,825	772,892	714,894

Operating income	28,116	19,498	58,103	46,784
Interest expense	(345)	(2,155)	(828)	(3,935)
Interest income	565	631	973	1,403

Income before income taxes	28,336	17,974	58,248	44,252
Provision for income taxes	9,148	7,144	21,010	18,008

Net income	$19,188	$10,830	$37,238	$26,244

Earnings per share:
Basic	$0.33	$0.19	$0.65	$0.46

Diluted	$0.33	$0.19	$0.64	$0.46

(a) Beginning in fiscal 2010, the Company reclassified the portion of rent and facility costs, as well as stock-based compensation expense related to employees who perform work directly for the Company’s clients from the caption “selling, general and administrative" expenses to the caption “cost of services.” All prior period balances have been reclassified to conform to the current period presentation. The impact of this reclassification on the five most recent completed fiscal years is disclosed in our Form 10-Q that was filed with the SEC today.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands)

	As of
	31-Dec-09	30-Jun-09
Current assets:
Cash and cash equivalents	$41,330	$74,683
Accounts receivable, net	411,457	356,261
Inventories, net	8,196	6,786
Prepaid expenses and other	45,135	37,707
Deferred income taxes	14,052	13,924

Total current assets	520,170	489,361

Property, plant and equipment, net	36,688	38,130

Other assets:
Goodwill	494,137	490,481
Identified intangibles, net	37,921	43,235
Deferred income taxes	—	1,272
Deferred compensation trust	7,632	6,494
Other assets	17,966	25,320

Total other assets	557,656	566,802

Total assets	$1,114,514	$1,094,293

Current liabilities:
Accounts payable and accrued expenses	$113,618	$137,443
Accrued payroll and employee benefits	113,918	111,296
Billings in excess of revenue recognized	23,695	16,598

Total current liabilities	251,231	265,337

Long-term liabilities:
Long-term debt	60,000	75,000
Deferred compensation liability	7,632	6,494
Deferred income taxes	5,336	—
Other long-term liabilities	5,819	5,842

Total long-term liabilities	78,787	87,336

Total liabilities	330,018	352,673

Stockholders’ equity	784,496	741,620

Total liabilities and stockholders’ equity	$1,114,514	$1,094,293

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended
	31-Dec-09	31-Dec-08

Cash flows from operating activities:
Net income	$37,238	$26,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,486	14,293
Stock-based compensation	4,610	5,362
Deferred income taxes	6,833	(2,312)
Sale of Constella Futures Holding, LLC	1,889	(1,939)
Acquired in-process research and development	—	900
Gain realized from forward exchange contracts	(433)	—
Changes in assets and liabilities, net of the effect of acquisitions and divestitures	(82,027)	(34,246)

Net cash (used in) provided by operating activities	(17,404)	8,302

Cash flows from investing activities:
Capital expenditures	(7,739)	(8,869)
Payments to Spectrum Solutions Group, Inc. shareholders	—	(7,016)
Acquisitions, net of cash acquired	—	(132,246)
Proceeds from sale of Constella Futures Holding, LLC	—	14,320
Collections on note receivable	5,330	—
Proceeds from forward exchange contracts	433	—

Net cash used in investing activities	(1,976)	(133,811)

Cash flows from financing activities:
Issuance of common stock	2,012	2,265
Excess tax benefit of stock option exercises	34	108
Borrowings under credit facility	55,000	75,000
Repayments under credit facility	(70,000)	(50,000)
Net repayments under other short-term credit facilities	—	(1,569)
Purchase of treasury stock	(940)	(21,824)

Net cash (used in) provided by financing activities	(13,894)	3,980

Effect of exchange rate changes on cash and cash equivalents	(79)	(767)
Net decrease in cash and cash equivalents	(33,353)	(122,296)
Cash and cash equivalents, beginning of period	74,683	229,260

Cash and cash equivalents, end of period	$41,330	$106,964

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest	$733	$3,093

Income taxes	$24,374	$26,667

Cash received during the period:
Interest	$954	$1,740

Income taxes	$296	$342

Reconciliation Between Total Revenue and Organic Revenue (Unaudited)

(in thousands)

Organic revenue, as presented, is computed by comparing our reported revenue for the current period to revenue for the same period in the prior year adjusted to include revenue of acquired businesses for the pre-acquisition period of the prior year. In arriving at prior-year revenue, we include the revenue of acquired companies and remove the revenue of divested companies for the prior-year periods comparable to the current-year periods for which the companies are included in our reported revenue. The resulting growth rate is intended to represent our organic, or non-acquisitive, growth year-over-year, including comparable period growth or decline attributable to acquired companies. We believe that this non-GAAP financial measure provides useful information because it allows investors to better assess the underlying growth rate of our business, including the post-acquisition activity of acquired companies. This non-GAAP financial measure is not used for any other purpose and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	31-Dec-09	31-Dec-08	% Increase

Revenue, as reported	$413,496	$369,323	12.0%
Plus: Revenue of acquired companies for the comparable prior year period		—
Less: Revenue of divested companies for the comparable prior year period		—

Organic Revenue	$413,496	$369,323	12.0%

	Six Months Ended
	31-Dec-09	31-Dec-08	% Increase

Revenue, as reported	$830,995	$761,678	9.1%
Plus: Revenue of acquired companies for the comparable prior year period		4,752
Less: Revenue of divested companies for the comparable prior year period		(11,940)

Organic Revenue	$830,995	$754,490	10.1%

Reconciliation Between Reported Net Income and Net Income used in the Calculation of Earnings Per Share (Unaudited)

(in thousands, except share and per share amounts)

In accordance with Accounting Standards Codification (ASC) section 260 Earnings Per Share, we are required to allocate a portion of our earnings to any outstanding unvested restricted share awards that qualify as participating securities as defined in that standard. The Company’s unvested restricted stock awards are excluded from both the basic and diluted weighted average shares outstanding.

	Three Months Ended		Six Months Ended
	31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08

Net income, as reported	$19,188	$10,830	$37,238	$26,244
Less: allocation of earnings to unvested restricted shares	233	136	438	296

Net income for the computation of earnings per share	$18,955	$10,694	$36,800	$25,948

Basic weighted-average shares outstanding	56,684,452	56,122,367	56,625,585	56,364,444

Diluted weighted-average shares outstanding	57,171,070	56,568,895	57,136,691	56,986,840

Basic earnings per share	$0.33	$0.19	$0.65	$0.46

Diluted earnings per share	$0.33	$0.19	$0.64	$0.46